

Mail Stop 3030

March 5, 2010

Thomas Granville
Axion Power International, Inc.
3601 Clover Lane
New Castle, Pennsylvania 16105

> **Re:** **Axion Power International, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 15, 2010**
> **File No. 333-164352**

Dear Mr. Granville:

We have reviewed your February 23, 2010 response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 53

1. We note your response to our prior comment 1; however, we are unable to agree with your analysis, given the size of the offering, which represents over 150% and almost 300% of the total shares outstanding and the total shares publicly held, respectively, prior to the date of the private placement, and that the shares were sold recently and at a significant discount to the market price. Please revise your filing appropriately or tell us how you intend to comply with rule 415(a)(1)(i).

2. We note that you have not provided the disclosure required by Item 507 with regards to Mr. Averill. Please provide such disclosure. Further, tell us where you have provided disclosure about the "very strict limitations on his ability to sell company stock under the registration statement" as you describe in your response to prior comment 1.

3. We will review your response to prior comment 2 when you provide the requested disclosure. Additionally, please update your disclosure in the selling shareholder table and the table of beneficial owners on page 51, as appropriate. For instance, we note a Schedule 13G filing on January 10, 2010 by BlackRock, Inc. that does not appear to be reflected in your disclosure.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3625 if you have any questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via fax):   Jolie Kahn, Esq.